UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                                                                                                                                SEC FILE NUMBER:  0-29991
                                                                                                                                                CUSIP NUMBER:  55036P 10 6

(Check One)

[  ] Form 10-KSB     [  ] Form 20-F     [  ] Form 11-K     [X] Form 10-QSB     [  ] Form N-SAR

For Period Ended:      September 30, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRATION INFORMATION

Full Name of Registrant: LUNA TECHNOLOGIES INTERNATIONAL, INC.

Former Name, if applicable: N/A

Address of Principal Executive Office (Street and Number):61 B FAWCETT ROAD, COQUITLAM, B.C. CANADA V3K 6V2

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effect or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following that prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III--NARRATIVE

          The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2005, because management was unable to complete the review of its quarterly financial statements by November 14, 2005 without unreasonable effort or expense, and substantial portions of such report could not be finalized until the completion of such financial statements.  The Registrant further represents that the Form 10-QSB will be filed by no later than the 5th day following the date on which the Form 10-QSB was due.

PART IV--OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

Name     Kimberly Landry                                                 Area Code (604)                  Telephone Number 526-5890
____________________________________________________________________________________________

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify reports:

[X] Yes  [  ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes   [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________________________________________________________

Luna Technologies International, Inc.
Name of Registrant as Specified in Charter

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2005	By	/s/ Kimberly Landry
CEO and Director